

March 5, 2013

<u>Via E-mail</u>
Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

   Re: Lennar Corporation
      Registration Statement on Form S-4
      Filed February 6, 2013
      File No. 333-186492
      Form 10-K for Fiscal Year Ended November 30, 2012
      Filed January 29, 2013
      Definitive Proxy Statement on Schedule 14A
      Filed March 1, 2013
      File No. 001-11749

Dear Mr. Sustana:

   We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement, proxy statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. Please ensure that the registration statement on Form S-4 is filed by all subsidiary guarantors on EDGAR. It appears that ten out of 317 subsidiary guarantors have not filed the Form S-4.

2. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).

See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

3. Please revise your disclosure here and throughout the Form S-4 to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. In this regard, we note your reference to the guarantor subsidiaries as "wholly-owned," which has a different meaning than 100% owned. Please also refer to Article 1-02(aa) of Regulation S-X for guidance. Please also clarify that the guarantees are full and unconditional and joint and several when you reference the guarantees. Please refer to Article 3-10(f) of Regulation S-X.

4. We note that under certain circumstances the guarantor subsidiaries may be released entirely from its obligations to guarantee the Notes. Please note the release provision each time that you disclose the guarantees are full and unconditional, including a description of the release provisions. Please confirm to us that you will provide this disclosure in all future periodic reports to the extent that these notes are outstanding.

The Exchange Offer, page 15

Expiration Date; Extension; Termination, page 16

5. You state that you reserve the right to extend the exchange offer at your discretion. In this regard, please note that Exchange Act Rule 14e-1(b) requires a tender offer to remain open for at least ten business days from the date you first disseminate notice to security holders of certain specified changes, including any increase or decrease in the percentage of securities sought, the consideration being offered or the dealer's soliciting fee. Please revise your disclosure accordingly. In addition, please revise your disclosure to clarify your obligation to extend the offer period following notice of a material change or waiver of a material condition so that at least five business days remain in the offer.

Exhibits

6. Please file or incorporate by reference the articles of incorporation and bylaws of each subsidiary guarantor as number (3) exhibits. Refer to Item 601(b)(3) of Regulation S-K.

Exhibit 5.2 Opinion of Mark Sustana

7. We note that general counsel's opinion is limited to the laws of the State of New York

and that many of the co-registrant guarantors are organized in other states.   Please note that it is our view that counsel must consider the laws of the jurisdictions under which the registrants, including guarantors, are organized in order to provide the binding obligation opinion, since this opinion necessarily encompasses the opinion that the registrants are validly existing, have the power to create their obligations and have taken the required steps to authorize entering into the obligation. With respect to state law matters outside of counsel's area of expertise, please have counsel either assume such matters or state that counsel is relying on local opinion of counsel, and in either case simultaneously file all local counsel opinions as exhibits to the registration statement. Please refer to Section II.B.1.e of Legal Staff Bulletin No.19 (CF) dated October 14, 2011.

Form 10-K for Fiscal Year Ended November 30, 2012

A Brief History of Our Company, page 1

8.   We note your disclosure that during 2012 you started to incubate the multifamily business, by acquiring land and beginning the construction phase of some multifamily rental properties. We note that in the Q42012 earnings release and related earnings call you discuss in reasonable detail the company's long term strategy of this multifamily platform "now maturing into the construction phase with a pipeline of over $1 billion to be developed over the next three years." With a view towards future disclosure please tell us what consideration you gave to providing similar disclosure in your annual report and including related risk factor disclosure with respect to this new business line.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operations, page 24

9.   We note that your discussion and analysis of gross margins on home sales focuses on the positive factors impacting the margins. We note during your fourth quarter of fiscal year 2012 earnings call with analysts that you provided a discussion about the increases in construction costs, which was not also provided in your discussion and analysis of your operating results at the consolidated and/or segment levels. Please advise.

Homebuilding Segments, page 29

10.   In future filings, please disclose the number of active communities and the number of owned homesites by reportable segment for each period presented to allow investors to better understand your homebuilding operations by reportable segment.

11.   In comment three in our letter dated March 14, 2011, and in comment one in our letter dated March 29, 2011, we requested that you expand your discussion and analysis of your reportable segments related to your homebuilding operations to provide investors with an understanding of the significant factors impacting your operating results in each

geographic region, which may include providing an explanation as to why certain states within your geographic reportable segments had results outside of the norm. In your letter dated April 4, 2011, you stated that you would expand your analysis of your results of operations to include the reasons why home deliveries in your reportable segments increased and/or decreased in particular states. It is unclear how your current discussion and analysis provides this information. Please advise. Refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

12.   We note that you are attributing the increase in gross margin for all of your reportable segments except Other to a greater percentage of deliveries from your new higher margin communities. In future filings for each reportable segment, please disclose the number of homes, dollar value, and average sales price related to these new higher margin communities for each period presented.

13.   We note that the average sales price of homes delivered in the West and Other reportable segments declined for fiscal year 2012 as compared to fiscal year 2011. However, you did not provide investors with any understanding as to why. Please advise and confirm that you will provide this disclosure in future filings.

Financial Condition and Capital Resources, page 40

14.   In future filings, please provide a discussion and analysis of your liquidity for all three fiscal years rather than just the two most recent fiscal years. Please refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

Critical Accounting Policies and Estimates, page 59
Valuation of Deferred Tax Assets, page 59

15.   In future filings, please disclose the amount of pre-tax income you need to generate to realize the net deferred tax assets.

Inventories, page 60

16.   In future filings, please expand your discussion and analysis of your inventories to provide investors with a better understanding of the value of those communities that are at-risk for material impairment charges by disclosing the number of active communities along with the corresponding carrying value that were tested for potential impairment, or disclose that only the 12 communities identified as having impairments were tested for impairments during fiscal year 2012. Please also consider providing investors with an understanding of the number of communities and corresponding homesites that are in inventories and have been finished for a year. Please provide us with the disclosures you intend to include in your next periodic report.

1. Summary of Significant Accounting Policies, page 78

17.   Please tell us your consideration of providing your accounting policies for the recognition of revenue related to the management fees and carried interest earned and that may be earned in the future related to the management of Fund I and also Fund II in the future. As part of your explanation, please tell us the amount of revenues recognized for each period presented.

4. Lennar Homebuilding Investments in Unconsolidated Entities, page 95

18.   We note your disclosure that a Lennar Homebuilding unconsolidated entity recognized a $57.6 million valuation adjustment related to an asset distribution for which you recognized a pre-tax gain of $62.3 million. Please provide us with a detailed explanation of this transaction, the accounting for the transaction, and the specific authoritative literature that supports your accounting.

19.   Please tell us your consideration of the guidance in Article 3-09 of Regulation S-X for providing separate financial statements of entities recognized under the equity method of accounting. In this regard, it appears from your disclosure that one unconsolidated entity recognized the $57.6 million valuation adjustment, which is 58.8% of fiscal year 2011 earnings before income taxes.

9. Income Taxes, page 112

20.   In future filings, please separately disclose the tax effected federal and state net operating loss carryforwards recognized on a gross basis and the associated amount of valuation allowance, if any, since the periods in which these amounts can be carried forward differ. To the extent material, please disclose the net amount of state net operating loss carryforwards that expire in the next year.

21.   We note the line item, "Net operating loss adjustment," in your effective tax rate reconciliation. As the line item reduced your effective tax rate by 8.32%, please provide an explanation for this adjustment in future filings. Please provide us with the disclosure you intend to include in future filings.

16. Commitments and Contingent Liabilities, page 125

22.   We note your disclosures on pages 14 and 15 regarding active disputes regarding certain loans related to your Financial Services segment. Please confirm to us that you have determined that it is remote these disputes will have a material impact to your consolidated financial statements. Otherwise, please tell us why you have not provided the disclosures required by ASC 450-20-50 for these disputes. In this regard, we note that you are a defendant in a multimillion dollar fraud case connected to Taylor Bean & Whitaker in which you are facing at least $21 million in claims.

17. Supplemental Financial Information, page 126

23.   In future filings, please remove your reference to the guarantor subsidiaries as being wholly-owned by the parent. In this regard, the definition of wholly-owned in Article 1-02(aa) of Regulation S-X differs from the definition of 100% owned in Article 3-10(h)(1) of Regulation S-X.

24.   We note that the 4.75% Senior Notes due 2022 contain release provisions related to the guarantees. To the extent that any of your other registered notes contain release provisions, disclosure of the release provisions are to be made in conjunction with your disclosure that the guarantees are full and unconditional. Please provide us with the disclosure that you will include in future filings, if applicable.

25.   We note that you have included the parent's intercompany receivable as a liability. Article 3-10(i)(1) of Regulation S-X notes that the condensed consolidating financial information is to be presented following the guidance in Article 10-01 of Regulation S-X. As such, it is unclear how you determined that the presentation of an asset in the liabilities section of the balance sheet is appropriate. Please revise this presentation in future filings or advise by providing us with the US GAAP and/or Regulation S-X guidance that allows such a presentation.

26.   We note that the parent has no operating activities related to the three lines of business – homebuilding, financial services, or investments/asset management for any of the periods presented. We further note that the parent has recognized positive operating cash flows for all three fiscal years presented. One explanation would be dividends received from the subsidiaries. However, we note that the subsidiaries have not paid any dividends for all three fiscal years. Please provide us with the components of the parent's operating cash flows under the direct method to help us understand the activities that are generating the positive operating cash flows.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 13

27.   Refer to tabular disclosure on page 15. Based on your footnote (3) disclosure, it appears that portions of director deferred compensation are disclosed as non-equity incentive plan compensation. Considering that directors may elect to defer payment "of both the cash and stock portion of fees" they receive on an annual basis, it is not readily apparent why these deferral amounts represent non-equity incentive plan compensation. With a view towards future disclosure, please explain the legal basis upon which you made this disclosure determination.

Executive Compensation, page 15

Compensation of our Chief Executive Officer, page 21
Compensation of our President and our Chief Operating Officer, page 21

28.   For each of these named executive officers, we note disclosure that the compensation
        committee certified that the applicable performance goals were met and that they all
        received the maximum level of the bonus award. Please tell us and in future filings
        quantify the performance targets, as well as disclose the actual level of target
        achievement. With respect to Messrs. Beckwitt and Jaffe, please discuss the specific
        elements of their "significant contribution[s]" that the compensation committee took in
        consideration in awarding 120% of their respective target bonus. In addition, please
        ensure that the agreements entered with all of your named executive officers are listed as
        exhibits in your future annual reports. In this regard, we also note your disclosure in the
        last paragraph on page 23.

Compensation of Other Named Executive Officers, page 22

29.   Refer to comment 11 in our letter dated March 13, 2009. You disclose that both Messrs.
        Gross and Sustana "were found to be entitled to the full amount of their respective target
        awards;" however, your disclosure does not identify the specific elements of individual
        performance the compensation committee took in consideration, or demonstrate how
        each of the named executive's performance met the corporate governance, or adhered to
        the company policies and procedures and internal audit evaluation standards.
        Supplementally please provide us with this disclosure and ensure that your future filings
        are revised accordingly.

Grants of Plan-Based Awards, page 25

30.   In light of your Summary Compensation Table "Non-Equity Incentive Plan
        Compensation" disclosure, with a view towards future disclosure, please tell us why you
        have not included here Item 402(d)(2)(iii) of Regulation S-K disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        David W. Bernstein, Esq.
        K&L Gates LLP